Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 23, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara Jacobs, Assistant Director
Katherine Wray, Staff Attorney
Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	Guidewire Software, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 28, 2011
File No. 333-176667

Dear Ms. Jacobs:

This letter is submitted on behalf of Guidewire Software, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on October 28, 2011 (the “Registration Statement”), as set forth in your letter dated November 17, 2011 addressed to Marcus S. Ryu, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Prospectus Summary, page 1

1.	We note your response to prior comment 2 and your related revisions to the prospectus summary. It appears you should disclose more clearly the effective control your two largest shareholders will likely continue to have over the company following the offering. In this regard, please further revise your summary disclosure to state, if accurate, that U.S. Venture Partners and Bay Partners (and their respective affiliates) will likely continue to have effective control over the company following the offering. This comment applies to your related risk factor disclosure on page 31 as well.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 4 and 31 of Amendment No. 2 to more clearly state the effective control the Company’s two largest stockholders are expected to have over the Company following the offering.

2.	Your response to prior comment 2 states that the company considered disclosing on the cover page the risks related to the substantial control insiders may have over the company following the IPO, but determined that disclosure in the summary instead “gave the information the proper prominence for investors.” Please provide further support for this determination, given the substantial control your two largest stockholders will likely continue to have over corporate affairs requiring stockholder approval following the offering.

RESPONSE: The Company supplementally advises the Staff that U.S. Venture Partners and Bay Partners are separate legal entities that do not share any common control. As a result, the Company believes that disclosure on the cover page of the prospectus discussing effective control for the two largest stockholders would be misleading to investors. The Company acknowledges that if it had a single controlling stockholder or separate stockholders under common control who owned a majority of the Company’s outstanding common stock then it might elect to provide this disclosure on the cover page of the prospectus. The Company believes that the revisions that the Company made to page 4 of Amendment No. 2 to more clearly state the effective control the Company’s two largest stockholders are expected to have over the Company following the offering has provided investors the proper level of disclosure to highlight the risks associated with having two large stockholders that will collectively own a large portion of the Company’s outstanding common stock after the offering.

Risk Factors

“Assertions by third parties of infringement…,” page 13

3.	We note your response to prior comment 8 relating to the Accenture litigation, and the revised disclosure provided on page 12 describing the settlement of this litigation. You disclose that if Accenture is successful in its appeal relating to the ‘284 patent, the company has agreed to pay Accenture an additional $20 million, or the company may instead elect to pay Accenture $15 million at any time prior to an initial determination by the appeals court. Given the remaining uncertainties associated with the settlement and the amounts at issue, it appears that the risks associated with the Accenture settlement should be presented under a separate risk factor heading. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has revised page 14 of Amendment No. 2 to present the remaining risks associated with Accenture under a separate risk factor heading.

“We and our customers rely on technology and intellectual property…,” page 20

4.

We note your response to prior comment 10 relating to your use of proprietary information licensed from Insurance Services Offices, Inc. It remains unclear from your response and from your revised disclosure how you concluded that you are not materially or substantially dependent on the ISO license. The fact that the company does not directly license to its customers any technology or software tools from ISO is not dispositive as to whether you are dependent on the license. Please explain to us more clearly and thoroughly the nature of the “insurance-industry proprietary interface information” you license from ISO and the role this licensed information plays in your business, as well as how you determined that you are not materially dependent on the ISO license.

RESPONSE: In response to the Staff’s comment, the Company has revised page 20 of Amendment No. 2 to delete the reference to Insurance Services Offices, Inc. (“ISO”) in the risk factor relating to third party technology and intellectual property. The Company has re-assessed this license and the Company’s use of such standards-based intellectual property and does not believe that there are material risks associated with the use or termination of the license. As such, the Company does not believe it is necessary to highlight its usage of intellectual property licensed from ISO. The Company’s primary reasons for this re-assessment are: (1) to date, none of the Company’s sales of its PolicyCenter software product have included ISO capability, (2) several of the Company’s competitors in the policy software market in the U.S. do not participate in ISO or offer ISO capability to their customers, and (3) the ISO standards would apply only in the U.S. and to U.S. insurance companies and are not applicable to any non-U.S. customers. The Company is in the process of developing the capability for its PolicyCenter product to use ISO but as yet has not shipped a version of PolicyCenter with this capability embedded. Although the Company plans to offer ISO capability in the future, it would not expect that ISO would discriminate solely against the Company and terminate its access to ISO content.

The Company’s Claimcenter product includes an interface that allows customers to search the ISO claims database for information regarding a policyholder, for instance, whether the ISO claims database contains record of a history of fraudulent claims by the policyholder. The Company has no basis for believing that ISO would restrict or terminate the Company’s ability to continue to offer this interface. In addition, this interface is only a capability in the U.S. version of ClaimCenter, and the Company does not believe that this feature is utilized by many of its customers. If the Company’s ability to continue to offer this interface were to be restricted or terminated, the Company’s customers could design a similar interface or work with third party system integrators to develop a similar interface.

For these reasons, the Company does not believe that it is materially or substantially dependent on the ISO license.

Risks Relating to Our Business and Industry

“If we fail to maintain effective internal control over financial reporting…,” page 29

5.	We note from disclosure on page 64 that you corrected certain errors relating to your accounting for income taxes during the quarter ended July 31, 2011. Please tell us how you considered whether a material weakness exists or existed with regard to your accounting for income taxes. If you determined that there is or was a material weakness in your internal controls, please tell us what consideration you gave to discussing here the material weakness, along with any remediation actions that you have taken or intend to take. In this regard, we acknowledge, as you state in your risk factor, that you are not yet subject to Section 404 of the Sarbanes-Oxley Act, but information regarding an identified material weakness may nonetheless be significant to potential investors.

RESPONSE: The Company supplementally advises the Staff that it concluded the errors were not a material weakness but rather resulted from a significant deficiency in its internal controls over financial reporting. As discussed in its response to Comment No. 6 below, the Company believes that such errors were immaterial corrections to the quarters ended October 31, 2010, January 31, 2011 and April 30, 2011. The Company does not believe there is a reasonable possibility that a material misstatement could occur as a result of this deficiency. Accordingly, the Company determined that disclosure of the significant deficiency was not required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Results of Operations

Quarterly Trends, page 63

6.	We again refer to your disclosure on page 64 that you corrected certain errors during the quarter ended July 31, 2011 that arose in the prior quarters of 2011. Please revise to label the appropriate column headings in your table of quarterly results of operations as “restated” for the quarters impacted by the errors.

RESPONSE: The Company supplementally advises the Staff that the Company concluded such errors were not material to those quarterly results of operations. See Exhibit A for further analysis of the materiality of the errors.

The Company, however, concluded that correction of these errors in the fourth quarter of fiscal year 2011 would materially misstate the fourth quarter and, therefore, the prior quarters in 2011 should be corrected. Accordingly, the Company respectfully advises the Staff that it believes these corrections are immaterial revisions to the previously reported 2011 quarterly results of operations and that the column headings in the table of quarterly results of operations should not be labeled as “restated”.

Critical Accounting Policies and Estimates

Stock-based Compensation, page 68

7.	We note your response to prior comment 20 and your revised disclosures regarding improvements in your operating performance and positive developments in litigation matters that factored into the increase in the fair value of your common stock between January 31, 2011 and April 30, 2011. However, we also note that increases in the fair value of your common stock between other valuation dates are not supported by similar disclosure. In this regard, the fair value of your common stock increased 15% between July 21, 2011 and September 14, 2011, but the specific factors contributing to the growth are not disclosed. Please revise to explain the growth in the fair value of your common stock between each valuation date.

RESPONSE: The Company believes that the primary factor contributing to the increase in fair value from July 21, 2011 to September 14, 2011 is the increased likelihood of an IPO outcome for the Company as evidenced by the organizational meeting for the IPO that occurred on July 28, 2011 and the filing of the initial registration statement, which occurred on September 2, 2011. In response to the Staff’s comment, the Company has added this disclosure on page 75 of Amendment No. 2. The Company will continue to update these disclosures for any additional equity grants through the effective date of the registration statement.

8.	We note your response to prior comment 23 regarding your use of a straight-line methodology in determining the fair value of restricted stock units (RSUs). We further note that the straight-line method was not used to determine fair value of the awards granted on July 21, 2011, and that you disclose that “the capital markets were extremely volatile during the quarter, which our board of directors believed would have offset any improvements in the results of the business from a valuation perspective.” While the capital markets may have been volatile during the quarter, given the increase in the company’s stock price as of September 14, 2011, please clarify why you did not consistently apply a straight-line methodology in determining fair value for grants made between valuation dates, considering the valuation was as of a specific date prior to the downturn in the market, and why you believe that the value of your common stock would not have changed since the April 30, 2011 valuation.

RESPONSE: As of July 21, 2011, the Board of Directors believed in accordance with the AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” (the “Practice Aid”) that the secondary market transactions, which closed on May 17, 2011 and June 27, 2011, were the best indicator of fair value as of that date for the following reasons:

•

The grant date was only 24 days after the last secondary market transaction that occurred on June 27, 2011. When the valuation date and the grant date are in close proximity, as is the case here, we have consistently used the value from the valuation date to value such grant, rather than using a straight-line methodology. For example, we used the October 31, 2010 valuation to estimate the value of our October 13, 2010 grant (a difference of 18 days) and we used the May 17, 2011 secondary market transaction to estimate the value of our April 29, 2011 grant (a difference of 18 days). In each of these cases, due to this close proximity, the straight-line methodology would not have a meaningful impact to the estimated grant date fair value. To illustrate this, if the straight-line methodology was used for the time period from June 27, 2011 to September 14, 2011, such methodology would have increased the estimated fair value of the July 21, 2011 grant by less than 5%. We did not believe this was a meaningful enough change to cause a reassessment of the estimated fair value used for the July 21, 2011 grant.

•	The Company’s forecast of future profitability did not change from June 27, 2011 to July 21, 2011.

•

As noted in the previous response, the Company believes the increase in the estimated common stock fair value as of September 14, 2011 is primarily attributable to the increased likelihood of an IPO outcome resulting from events that occurred subsequent to the July 21, 2011 grant date. These events are the organizational meeting for the IPO that occurred on July 28, 2011 and the Company’s initial filing of its registration statement that occurred on September 2, 2011.

In response to the Staff’s comment, the Company has revised its disclosure on page 75 to clarify that the close proximity of the valuation date and the grant date was an additional factor considered by the Company in estimating the July 21, 2011 grant.

9.	We note your response to prior comment 24, in which you indicate that risk-adjusted discount rates were determined based on historical expected rates of return adjusted for company-specific risks. Please tell us and revise to disclose the discount rate component, as well as each component of company-specific risk, at each valuation date including September 14, 2011.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 72-75 of Amendment No. 2 to disclose the general discount rate as well as the company-specific risk component as of each valuation date. The Company advises the Staff that the component rates were as follows for each valuation date:

Valuation date	Risk adjusted discount rates for similar stage development companies	Incremental company specific risk
July 31, 2010	35%	10%
October 30, 2010	32.5%	15%
January 31, 2011	30%	15%
September 14, 2011	11%	10%

Management

Compensation

Executive Compensation Program Elements

Equity Compensation, page 107

10.	The summary compensation table reflects that the company awarded Mr. Ryu over $6 million in stock awards for fiscal year 2011, based upon the aggregate grant date fair value of the equity awards calculated in accordance with ASC Topic 718. Please ensure that your compensation discussion and analysis provides a materially-complete explanation of how the company determined to award Mr. Ryu equity awards in this amount for the fiscal year. Refer to Item 402(b)(1)(v) of Regulation S-K. We note disclosure on page 108 stating that in March 2011 the company awarded RSUs covering 878,800 shares of common stock to Mr. Ryu in connection with his promotion to the positions of President and CEO, and we note further the discussion beginning on page 109 of the performance conditions to which vesting of certain of Mr. Ryu’s RSUs are subject. Please elaborate, however, on how the compensation committee determined the size of the equity awards granted to Mr. Ryu.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 110-111 of Amendment No. 2 to elaborate on how the compensation committee determined the size of the equity awards granted to Mr. Ryu.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Policies and Estimates

Revenue Recognition, page F-10

11.	We note your response to prior comment 41, in which you indicate that term licenses generally range from 3 to 7 years. We also note your response to prior comment 43 advising that when the company cannot make reliable estimates of total project implementation and when it is reasonably assured that no loss will be incurred under such arrangements, the zero profit margin method is applied. Please revise to disclose this information in your revenue recognition policy.

RESPONSE: In response to the Staff’s comment, the Company has revised pages F-11-F-12 of Amendment No. 2 to disclose the referenced information in the Company’s revenue recognition policy.

Note 5. Commitments and Contingencies

Legal Proceedings, page F-18

12.

We note that on October 13, 2011, you agreed to resolve all outstanding patent litigation with Accenture, which included a $10 million payment to Accenture with the possibility of an additional payment of up to $20 million. Please explain in further detail why you were not able to reasonably estimate a range of possible loss as of the date of your last filing. As part of your response, please provide us with a timeline of significant events relating to the negotiation of the settlement with Accenture.

RESPONSE: The Company supplementally advises the Staff that it considered the provisions of ASC 450-20-50 in preparing the financial statements included in the Company’s Registration Statement on Form S-1 filed on September 2, 2011 (the “Original Form S-1”). The Company noted that in instances where the likelihood of a material loss is determined to be at least reasonably possible, ASC 450-20-50 requires either (a) disclosure of the estimated loss, or range of loss, or (b) disclosure that such an estimate cannot be made. The Company recognizes that a range of losses does not have to rise to a level of certainty before disclosure of the range is required. However, the Company’s understanding is that this disclosure under ASC 450-20-50 is not required when the probability of a loss is less than reasonably possible. With these considerations in mind, in preparation of the Company’s quarterly and annual financial statements, the Company evaluated its loss contingencies to determine the likelihood of a loss and whether it is probable, reasonably possible or remote that a liability has been incurred and if it is at least reasonably possible, whether a possible loss or range of losses can be reasonably estimated.

With respect to the disclosure of the Accenture litigation matter in the Original Form S-1, based on the information available at that time, the Company concluded that a range of potential losses was not reasonably estimable and disclosed this assessment. Factors that the Company considered in the determination of the likelihood of a loss in respect to this matter, included:

•

The merits of the Company’s case. Through the date of the filing, the Delaware Court had made key rulings that were consistently in favor of the Company’s case. In particular, on May 31, 2011, the Delaware Court granted the Company’s motion for summary judgment finding that Accenture’s U.S. Patent Nos. 7,013,284 (the “284 patent”) and 7,017,111 are invalid based on unpatentable subject matter. Additionally, in June 2011, Accenture and the Company reached a settlement to dismiss all claims against each other, with the exception of Accenture’s claims on the 284 patent. There was no consideration exchanged in connection with this settlement.

•

The status of the re-examination of the 284 patent by the U.S. Patent and Trademark Office (the “USPTO”). In March 2011, the USPTO granted a third re-examination against the 284 patent, after having rejected all claims in the 284 patent on two prior re-examinations.

•	The nature of the litigation, including the complex and technical nature of patent litigation.

•

The length of time the matter has been pending. Although the matter surrounding the 284 patent had originated in 2007, the litigation had escalated during June and July 2011 as new lawsuits were filed as described in the timeline below. In one such lawsuit, the Company, as the plaintiff, was asserting that numerous Accenture software products infringed the Company’s patents and the Company had not completed discovery that would identify damages to which the Company could be entitled. Nonetheless, as of September 2, 2011, the Company strongly believed this offensive case had substantial merit and the Company was entitled to damages from Accenture. This belief influenced the Company’s views on the likelihood of it paying damages to settle this dispute.

The combination of these factors made it inherently difficult to estimate a range of reasonably possible losses as of September 2, 2011. The Company acknowledges that a settlement was reached 41 days after the Original Form S-1 was filed; however, the Company advises the Staff that this settlement was a result of a mediation that was not scheduled or even contemplated at the time of the Original Form S-1 filing on September 2, 2011. Based on the past history of this litigation, which had been ongoing since 2007, and prior mediations that had failed to reach a settlement, the Company did not expect, and had no reason to believe, that a settlement to this matter would be achieved in such a timeframe.

In further response to the Staff’s comment, the Company provides the following timeline of significant events between June 2011 and the settlement reached with Accenture in October 2011:

On June 23, 2011, the Company filed a lawsuit against Accenture in the U.S. District Court for the Eastern District of Virginia seeking an injunction and damages, alleging infringement by Accenture’s software products and services of certain business process and workflow patents of the Company.

On July 20, 2011, Accenture filed a lawsuit against the Company in the U.S. District Court for the Northern District of California alleging infringement of certain patents.

In July and August 2011, following this escalation of litigation in June and July 2011 by each of the parties in their filing new patent lawsuits against each other, the parties internal legal counsels had conversations in which they explored whether there was a medium for the parties to have executive level communications regarding the potential resolution of the litigation.

On September 2, 2011, the Company filed the Original Form S-1 with the SEC.

On September 20, 2011, the parties consented to participate in a mediation utilizing the services of a third-party professional mediator to address the litigation between them and attempt to find a resolution. Even at this time, it was not clear to the Company whether the mediation would be successful and, if successful, whether it would pay a settlement fee or receive a settlement fee from Accenture.

On October 13, 2011, the parties participated in an all-day mediation that culminated in their reaching agreement that day to settle all the litigation between them and cross license their patents and patent applications.

Note 8. Stock Option plans

2009 Stock Plan, page F-23

13.

We note your disclosure that the options exercisable as of July 31, 2011 include options that are exercisable prior to vesting. Please clarify the terms of these options, including whether the company has the right to repurchase the shares issued upon early exercise and the repurchase price. Additionally, please tell us how you are accounting for options that are exercised prior to vesting.

RESPONSE: The Company supplementally advises the Staff that it typically allows employees to exercise options granted under the 2006 Plan prior to vesting. The unvested shares are subject to the Company’s repurchase right at the lower of the original exercise price or the fair market value of the common stock on the date of repurchase. The proceeds from the early exercise of stock options are initially recorded as an accrued liability and reclassified to common stock and additional paid in capital as the Company’s repurchase right lapses with such right lapsing as the shares vest. As of July 31, 2010, July 31, 2011 and October 31, 2011, 18,833, 14,092 and 23,173 shares held by employees were subject to repurchase at aggregate repurchase prices of $72,343, $55,736 and $89,569, respectively.

In response to the Staff’s comment, the Company has revised page F-22 of Amendment No. 2 to clarify the terms of these options.

If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

Enclosures

cc:	Marcus S. Ryu, President and Chief Executive Officer, Guidewire Software, Inc.
Robert F. Donohue, General Counsel, Guidewire Software, Inc.
Craig M. Schmitz, Partner, Goodwin Procter LLP

Exhibit A

Background

During the year end calculation of the income tax provision, the Company identified an error related to the measurement of deferred tax assets for the Company’s Australian subsidiary, resulting in an understatement of the deferred tax asset valuation allowance reversal and related tax benefit recognized during the three month period ended April 30, 2011 as reported in the Company’s initial registration statement filed on September 2, 2011. In addition, the Company identified an error in the estimated transfer pricing adjustments between the U.S. and the Australian subsidiary, resulting in an overstatement in the Company’s effective tax rate calculation in each of the first three quarters of fiscal 2011 as reported in the Company’s initial registration statement filed on September 2, 2011. The aggregate impact of these two errors was approximately a $3.3 million understatement in the tax benefit recognized for the nine month period ended April 30, 2011.

Materiality Assessment

The Company analyzed the materiality of these two errors to each of the first three quarters in fiscal year 2011 and for the nine months ended April 30, 2011 as previously reported following the framework established within SAB 99.

Quantitative Analysis

The following table outlines the quantitative impacts of the errors:

Statement of Operations impact	Three months ended			Nine months ended	Three months ended			Nine months ended
	10/31/2009	1/31/2010	4/30/2010	4/30/2010	10/31/2010	1/31/2011	4/30/2011	4/30/2011
Income (loss) before provision for income taxes	$(6,068)	$7,298	$4,850	$6,080	$2,015	$5,510	$5,686	$13,211
As reported:
Provision for (benefit from) income taxes	19	126	549	694	302	724	(21,303)	(20,277)

Net income (loss)	(6,087)	7,172	4,301	5,386	1,713	4,786	26,989	33,488

As adjusted:
Provision for income tax, DTA adjustment	19	126	549	694	125	74	(23,714)	(23,515)

Adjusted net income (loss)	$(6,087)	$7,172	$4,301	$5,386	$1,890	$5,436	$29,400	36,726

Net percentage change:
Provision for income tax, DTA adjustment	—	—	—	—	-59%	-90%	11%	16%
Adjusted net income (loss)	—	—	—	—	10%	14%	9%	10%

Balance Sheet impact	30-Apr-11	30-Apr-11	Change
(in thousands)	(as reported)	(adjusted)	$	%
Total Current Assets	$80,512	$80,981	469	0.6%

Total Assets	106,884	107,353	469	0.4%

Total Current Liabilities	66,220	63,451	(2,769)	-4.4%

Total Liabilities	93,530	90,761	(2,769)	-3.1%
Accumulated deficit	(40,442)	(37,204)	3,238	-8.7%
Total Shareholders' Equity	13,354	16,592	3,238	19.5%

Total Liabilities and Shareholders' Equity	$106,884	$107,353	469	0.4%

Qualitative Analysis

In addition to the quantitative analysis above, the following qualitative factors were considered as follows:

•

The errors identified have no impact on revenue, cost of revenue, gross margin, operating expenses or net income (loss) before provision for income taxes. These adjustments also do not impact the Company’s key metrics disclosed in the S-1, which are rolling 4 quarter revenues and adjusted EBITDA. The errors only effect the provisions for (benefit from) income taxes and net income in Q1 to Q3 of fiscal year 2011.

•

The errors did not affect the trends in net income (loss) nor did it change a net loss into net income for any period presented. In particular, the quarterly net income in 2011 significantly increased in each sequential quarter during the year. Furthermore, the $2.4 million of the aggregate $3.3 million related to the third quarter of fiscal 2011, which is the quarter a significant tax benefit was already recognized due to the valuation allowance reversal.

•

The misstatement would not have a significant positive or negative market reaction nor do they hide a failure to meet expectations. The Company is currently private and the adjustments do not change the trend of revenue growth or earnings improvement. In an IPO, the Company is expected to be evaluated by investors as a growth stock opportunity. Therefore, the analyst community places a primary focus on three factors: Revenue growth, Gross margin and adjusted EBITDA. Additionally, the corrections are being made to the Company’s initial S-1 filing, which will not be the final document used by investors during the Company’s planned IPO.

•	Employee bonuses for all periods would not have been impacted by these errors as the bonuses are measured on an operating income (pre-tax) basis.
•

There is no evidence to indicate that management was managing earnings. As noted in numbers above, the impact would not have affected the Company’s ability to meet expectations or would not have significantly impacted management’s year-end bonus.

•

The errors do not impact segment reporting, had no effect on the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements and do not involve concealment of an unlawful transaction.

Conclusion

Although the quantitative analysis shows that the errors impacted net income by 9% to 14% in each of the first three quarters of 2011, upon further examination the impact of the errors primarily relate to the third quarter of fiscal 2011. As this period already includes a substantial gain related to the nonrecurring reversal of the valuation allowance, correction of those errors would not have impacted an investor’s view of the Company’s results of operations for such period. Additionally, in light of the qualitative factors described above, the impacts of the errors are immaterial to the quarterly and nine month period financial statements.

The Company believes that correction of the aggregate $3.3 million impact of the errors would materially misstate the results of operations for the three month period ended July 31, 2011. Accordingly, pursuant to the guidance in Question 1 of SAB 108, the Company concluded it would be appropriate to correct the results of operations shown in the Quarterly Results of Operations section of the Registration Statement.